ARGOSY MINERALS INC.

ARBN 073 391 189

HALF YEAR REPORT FOR THE PERIOD

ended June 30, 2009

CONTENTS

-

Directors Report

-

Report of Independent Accountants

-

Consolidated Balance Sheets

-

Consolidated Statement of Operations and Deficit

-

Consolidated Statements of Cash Flows

-

Notes to the Consolidated Financial Statements

-

Directors’ Declaration

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

The directors present their report on the consolidated half year report of Argosy Minerals Inc. (the “Corporation”) and all the entities controlled by it at the end of or during the half year ended June 30, 2009.

Directors

The following persons were directors of the Corporation during the whole of the half year and up to the date of this Report:

-

Peter H. Lloyd

-

Cecil R. Bond

-

John Maloney

-

Philip Thick

Review of Operations:

A summary of the consolidated results is set out below:

		2009	2008
		($000)	($000)
Income:
	Interest	24	95
	Foreign Exchange Gain	130	245
		154	340
Expenses:
	Administration Expenses	111	135
	Arbitration Expenses	28	346
	Management and Consulting fees	162	300
	Project Assessment	-	47
	Stock Based Compensation	-	1,749
	Salaries and Benefits	55	49
	Travel	6	-

		362	2,626
Loss for the Period		(208)	(2,286)

Comments on the consolidated results are set out below:

a)

Interest and Foreign Exchange Gain

Interest income decreased during the current period due to lower cash balances earning interest and lower interest rates.  As the Corporation has no current source of revenue, cash balances will be used to fund operations and will continue to decline unless further capital raisings are undertaken.  The foreign exchange gain arose from the Corporation holding substantial cash balances in Australian dollars and the Australian dollar exchange rate strengthening during the period.

b)

Administrative Expenses and Salaries and Benefits

Administrative expenses decreased during 2009 by approximately $24,000, mainly due to reduced accounting and audit expenditures, as well as reductions in various other expenditures due to reduced corporate activity levels.

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

c)

Arbitration Expenses

Arbitration expenses decreased significantly in 2009 due to the Corporation terminating the arbitration process following the Burundi Government’s awarding the rights to the Burundi Nickel Project to a third party.  (see note 4 to the consolidated financial statements).

d)

Management and Consulting

Management and consulting fees payable to management have decreased as a result of management agreeing to a reduction of approximately 40% in monthly fee rates.  The reduction in rates recognizes the effect of the economic downturn and the fact that the Corporation does not currently have active projects.

e)

Project Assessment

Project assessment expenditures have decreased significantly while the Corporation evaluates potential new projects for acquisition.

f)

Stock Based Compensation

Stock based compensation expense declined as no options were issued this period.

g)

Travel

Due to the location of the projects the Corporation pursues, substantial amounts of travel may be required.  Travel costs have decreased in the period ended June 30, 2009 due to potential projects being initially evaluated on data provided for review, consequently significant travel was not required during the period.

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

We have reviewed the consolidated balance sheet of Argosy Minerals Inc. as at June 30, 2009, and the consolidated statement of operations and deficit and cash flow for the three and six month periods then ended.  These consolidated financial statements are the responsibility of management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of and having discussions with persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these consolidated interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of Argosy Minerals Inc. to assist it in discharging its regulatory obligation to review these consolidated financial statements and should not be used for any other purpose.  Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third party. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Review Report to the Audit Committee of Argosy Minerals Inc.

Toronto, Ontario

Chartered Accountants

August 11, 2009

Licensed Public Accountants

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
As at June 30, 2009 and December 31, 2008
(Expressed in Canadian Dollars)

			(Audited)
		June 30, 2009	Dec. 31, 2008
ASSETS
Current Assets
Cash and cash equivalents		$ 1,831,936	$ 2,091,150
Accounts receivable and prepaids		9,911	18,054
		1,841,847	2,109,204

Office equipment and furniture		7,475	9,578
		$ 1,849,322	$ 2,118,782

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$ 79,247	$140,343

SHAREHOLDERS' EQUITY
Capital Stock
Authorized - Unlimited
Issued and outstanding - common shares	Note 6 (b)	46,991,751	46,991,751
Contributed Surplus	Note 6 (c)	3,013,073	3,013,073
		50,004,824	50,004,824
Deficit		(48,234,749)	(48,026,385)
		1,770,075	1,978,439
		$ 1,849,322	$ 2,118,782

The attached notes are an integral part of these financial statements

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Unaudited, Prepared by Management)
For the Three Months and Six Months ended June 30, 2009 and 2008

			Three Months ended June 30		Six Months ended June 30
			2009	2008	2009	2008
Income:
	Interest income and other		$ 10,910	$ 49,669	$ 24,090	$ 95,095
	Foreign exchange gain		103,724	77,813	129,872	245,054
			114,634	127,482	153,962	340,149

Expenses:
	Accounting and audit		10,557	20,139	10,557	20,139
	Arbitration		8,919	240,947	27,506	346,081
	Bank charges		344	2,307	724	2,671
	Depreciation		1,051	1,051	2,103	2,101
	Directors' fees		15,476	16,658	29,927	32,567
	Insurance		772	1,787	772	1,787
	Legal		4,343	663	4,343	5,650
	Management and consulting fees		82,019	144,728	161,952	300,007
	Office		2,059	3,398	3,488	7,294
	Project assessment	Note 5	-	(2,115)	-	46,699
	Rent		7,888	8,266	15,024	16,584
	Salaries and benefits		31,957	22,296	55,155	49,055
	Shareholder communications		23,167	14,882	23,167	15,678
	Stock based compensation		-	1,748,591	-	1,748,591
	Telecommunications		995	2,043	2,276	3,300
	Transfer agent and stock exchange		10,580	19,234	18,921	28,132
	Travel		6,411	-	6,411	-

			206,538	2,244,875	362,326	2,626,336

Net loss and comprehensive loss for the period			(91,904)	(2,117,393)	(208,364)	(2,286,187)

Deficit,	beginning of period		(48,142,845)	(45,235,960)	(48,026,385)	(45,067,166)

Deficit,	end of period		$ (48,234,749)	$(47,353,353)	$ (48,234,749)	$ (47,353,353)

Basic & Diluted Loss per
Common Share			($0.001)	($0.022)	($0.002)	($0.024)

Weighted Average Number of Common Shares Outstanding			99,919,105	97,119,105	99,919,105	97,119,105

The attached notes are an integral part of these financial statements

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three and Six Months ended June 30, 2009 and 2008

	Three Months Ended June 30		Six months ended June 30
Cash Provided From (Used For):	2009	2008	2009	2008
Operating Activities
Loss for the period	$ (91,904)	$ (2,117,393)	$ (208,364)	$ (2,286,187)
Adjustments for:
Depreciation	1,051	1,051	2,103	2,101
Foreign exchange gain	(103,724)	(77,813)	(129,872)	(245,054)
Stock based compensation	-	1,748,591	-	1,748,591
	(194,577)	(445,564)	(336,133)	(780,549)

Changes in Non-cash working capital
Decrease in accounts receivable and prepaids	3,818	1,579	8,143	1,008
Increase/(decrease) in accounts payable & accrued liabilities	(27,790)	228,846	(61,096)	273,839
Cash Flows from Operating Activities	(218,549)	(215,139)	(389,086)	(505,702)

Cash Flows from Investing Activities

	-	-	-	-
Cash Flows from Financing Activities

	-	-	-	-

Foreign Exchange Gain on Cash held in Foreign Currency	103,724	77,813	129,872	245,054

Decrease in Cash & Cash Equivalents	(114,825)	(137,326)	(259,214)	(260,648)

Cash & Cash Equivalents at Beginning of Period	1,946,761	3,217,728	2,091,150	3,341,050

Cash & Cash Equivalents at End of Period	$ 1,831,936	$ 3,080,402	$ 1,831,936	$ 3,080,402

The attached notes are an integral part of these financial statements

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

Notes to the Consolidated Financial Statements

1.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except where noted, follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2008 and should be read in conjunction with those statements.

The Corporation and its subsidiaries are currently engaged in the evaluation of mineral properties for acquisition and exploration and is considered to be an exploration stage company.

The Corporation is in the process of investigating possible property acquisitions.  The continuing operations of the Corporation is dependent upon obtaining necessary financing to meet its commitments as they come due and to finance exploration and development of the properties, the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitability, production or proceeds from disposition of the mineral properties.

2.

Changes in Accounting Policies and New Accounting Developments

(i)  Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  There is no material impact of this new accounting standard on its consolidated financial statements.

(ii)  International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Corporation for the year ended December 31, 2010.  While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia
Argosy Energy Zambia Ltd	Zambia

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period.  Significant areas where management’s judgement is applied are mineral property valuations, valuation of future income tax benefits and contingent liabilities.  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition.  In order to limit its exposure to losses, the Corporation deposits its funds with major Canadian and Australian banks.  A significant portion of the cash balances are held in Australian dollars, accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Office Equipment and Furniture

Amortization is provided on office equipment and furniture using the straight line method over the estimated useful lives of the assets.

Project Assessment Expenditures

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Corporation decides to acquire the property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below.  Included in project assessment expenditures are option payments for mineral properties.  These payments are charged to income when incurred.

Mineral Properties and Deferred Costs

The costs of acquiring mineral properties, and related exploration and development costs, are deferred until the property to which they relate is placed into production, sold or abandoned.  Deferred costs will be amortized on a unit production basis of the ore body following commencement of production, or written off if the property is sold or abandoned.

The Corporation will reduce the carrying value of mineral properties and deferred costs by any amount received from the introduction of a joint venture partner.

Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation's investment in mineral properties.  Although management makes its best estimate of these factors, where applicable, based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to investigate title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation's title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Stock Based Compensation

The Corporation prospectively adopted the amended requirements of CICA 3870, Accounting for Stock Based Compensation and Other Stock Based Payments, in the year ended December 31, 2003.  These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options.  Stock based compensation expense is calculated using the Black-Scholes Model which requires the input of highly subjective assumptions including expected stock price volatility.  Differences in input

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of any stock options granted.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each period.  Basic and fully diluted loss per share is the same as the effect of potential issues of shares under stock option arrangements would be anti-dilutive.

Foreign Currency Translation

The Corporation’s foreign subsidiaries are integrated foreign operations.  Currency translations into Canadian dollars are made as follows:

(i)

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date;

(ii)

non-monetary items at rates prevailing when they are acquired;

(iii)

exploration costs and administration costs at average rates for the period.

Gains and losses arising on currency translation are included in the statement of operations.

Financial Instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts.  The Corporation is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.  The Corporation is exposed to foreign exchange risk due to it holding substantial cash balances in Australian dollars.

Income taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets arising from loss carry-forwards to amounts expected to be realized.

4.

Mineral Properties

Burundi Nickel Project

The Corporation was advised that the Government of Burundi had awarded the rights to the Burundi Nickel Project deposits to a third party.  While the Corporation believes that the award of the mineral rights for Burundi Nickel Project to a third party is a contravention of the terms of the Mining Convention and a breach of the of the procedures applicable to arbitral proceedings at the ICC, it has determined not to pursue the arbitration proceedings at this time due to the poor prospects of being able to realize any meaningful potential damages award.  Further, with the significant decline in commodity prices, notably nickel, and the recent closing down of a major nickel laterite project in Australia, the outlook for nickel laterite projects is poor.

5.

Project Assessment Expenditures

Details of Project Assessment Expenditures during the period ended June 30, 2009 and 2008 are as follows:

Musongati
Consulting	13,713

Other Projects
Consulting	11,776
Travel and miscellaneous	21,210
Total	$ 46,699

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

6.

Capital Stock

a)

Authorized Capital Stock

The Corporation is authorized to issue an unlimited number of common shares without par value.

b)

Issued and outstanding

	Number of Shares	Amount
Total issued and outstanding - June 30, 2009 and December 31, 2008	99,919,105	$ 46,991,751

c)

Contributed Surplus

Balance at June 30, 2009 and at December 31, 2008	$ 3,013,073

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.  No stock options were granted during the period ended June 30, 2009.

The status of stock options granted to employees and directors as at June 30, 2009 and December 31, 2008 and the changes during the periods ended on those dates is presented below:

		June 30, 2009		December 31, 2008
		Weighted		Weighted
	Shares	Average	Shares	Average
		Exercise Price		Exercise Price

Options outstanding and exercisable
- Beginning of Year	14,350,000	$0.25	7,850,000	$0.21

Granted	-		6,500,000	$0.30

Options outstanding and exercisable
- End of Period	14,350,000	$0.25	14,350,000	$0.25

7.

Related Party Transactions

During the period ended June 30, 2009, $191,878 (June 30, 2008 - $332,574) was paid or accrued to four directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.

In addition $46,783 (June 30, 2008 - $44,683) was paid or accrued to an Australian company and $22,756 (June 30, 2008 - $18,869) to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and personnel in Canada respectively.  These services are reimbursed at cost, which approximate fair value.

At June 30, 2009, management and consulting fees and directors’ fees payable amounted to $12,097 (2008 - $86,781).  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fees paid to each non-executive director do not exceed Australian $30,000 per annum except for fees paid to the Chairman which are set at Australian $40,000 per year.

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

8.

Income Taxes

A potential future income tax asset of approximately $2,678,000 arises from the following loss carry forwards (for Canadian Tax purposes):

a) Non capital loss carry forwards	$8,928,000
b) Other deductible tax amounts	1,559,000
$ 10,487,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2009	1,506,000
2010	1,505,000
2011	2,088,000
2015	1,067,000
2026	999,000
2027	762,000
2028	797,000
2029	204,000
Total	$ 8,928,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $2,678,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 30% (2008–34.12%) has been reduced to an effective rate of nil% (2008–nil%) due to losses for which no tax benefit has been recognized.

9.

Segmented Information

2009
	Canada	Australia	Total
Current Assets	$ 240,314	$ 1,601,533	$ 1,841,847
Office equipment and furniture	-	7,475	7,475
	$ 240,314	$ 1,609,008	$ 1,849,322
2008
	Canada	Australia	Total
Current Assets	$ 886,676	$ 2,199,634	$ 3,086,310
Office equipment and furniture	-	11,622	11,622
	$ 886,676	$ 2,211,256	$ 3,097,932

The Corporation’s sole operating segment is the exploration for mineral resources.

10.

Management of Capital

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the acquisition and potential development of mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

In the management of capital, the Corporation includes the components of shareholders’ equity as well as cash and cash equivalents.

The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Corporation prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Corporation does not pay out dividends.

The Corporation’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with initial maturity terms of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

11.

Financial Instruments

a)

Fair Value

The fair value of financial instruments at June 30, 2009 and December 31, 2008 is summarized as follows:

	June 30, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$ 1,831,936	$ 1,831,936	$ 2,091,150	$ 2,091,150
Accounts receivable	9,911	9,911	18,054	18,054
Financial Liabilities
Accounts payable and accrued liabilities	$ 79,247	$ 79,247	$ 140,343	$ 140,343

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

b)

Financial Risk Management

The Corporation’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and accounts receivable.  The Corporation deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and Australia.

Currency risk

The Corporation operates in a number of countries, including Canada and Australia and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Corporation’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Australian dollars) and are therefore subject to fluctuation against the Canadian dollar.

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

The Corporation had the following balances in foreign currency as at June 30, 2009:

Australian Dollar
Cash and cash equivalents	$ 1,703,692
Accounts receivable	6,800
Accounts payable and accrued liabilities	(69,138)
Net balance	1,641,354
Equivalent in Canadian dollars	$ 1,536,800

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Corporation manages liquidity by maintaining adequate cash and cash equivalent balances.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term maturity.

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2009

ARGOSY MINERALS INC.

The Directors declare that the Financial Statements and notes set out on pages 5-7:

(a)

Comply with Generally Accepted Accounting Standards in Canada, and

(b)

Give a true and fair review of the consolidated entity’s financial position as at June 30, 2009 and of its performance for the half year ended on that date.

In the Director’s opinion:

(a)

The financial statements and notes are in accordance with Generally Accepted Accounting Standards in Canada, and

(b)

There are reasonable grounds to believe that the Corporation will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors dated August 17, 2009.

Per:  ____________________

Cecil Bond, Director